GREENPOWER MOTOR COMPANY INC.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three and Nine Months Ended December 31, 2025 and December 31, 2024

(Expressed in US dollars)

(Unaudited)

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Financial Statements (Expressed in US Dollars) (Unaudited)

December 31, 2025

Unaudited Consolidated Condensed Interim Statements of Financial Position	3

Unaudited Consolidated Condensed Interim Statements of Operations and Comprehensive Income /(Loss)	4

Unaudited Consolidated Condensed Interim Statements of Changes in Equity / (Deficit)	5

Unaudited Consolidated Condensed Interim Statements of Cash Flows	6

Notes to the Unaudited Consolidated Condensed Interim Financial Statements	7 - 28

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Financial Position
As at December 31, 2025 and March 31, 2025
(Expressed in US Dollars)
(Unaudited)

	December 31, 2025	March 31, 2025
Assets
Current
Cash (Note 3)	$675,950	$344,244
Accounts receivable, net of allowances (Note 4)	71,873	541,793
Current portion of finance lease receivables (Note 5)	62,679	45,473
Inventory (Note 6)	23,646,265	25,601,888
Prepaids and deposits	228,406	1,241,670
	24,685,173	27,775,068
Non-current
Finance lease receivables (Note 5)	40,996	91,455
Right of use assets (Note 7)	4,777,710	5,479,555
Property and equipment (Note 8)	854,860	1,310,581
Restricted deposit (Note 9)	405,260	415,065
Other assets	1	1
	6,078,827	7,296,657
Total Assets	$30,764,000	$35,071,725

Liabilities
Current
Line of credit (Note 10)	$5,954,017	$5,983,572
Current portion of term loan facility (Note 11)	1,902,703	3,591,354
Accounts payable and accrued liabilities (Note 17)	4,076,259	3,719,716
Current portion of deferred revenue (Note 15)	5,172,187	3,279,536
Current portion of lease liabilities (Note 7)	788,741	633,035
Current portion of loans payable to related parties (Note 17)	100,000	1,334,720
Current portion of warranty liability (Note 19)	819,090	816,326
Contingent liability (Note 20)	110,000	310,000
	18,922,997	19,668,259
Non-current
Deferred revenue (Note 15)	-	6,858,820
Lease liabilities (Note 7)	4,936,466	5,535,051
Loans payable to related parties (Note 17)	6,594,278	2,849,325
Term loan facility (Note 11)	1,687,578	-
Other liabilities	10,708	17,133
Warranty liability (Note 19)	1,770,180	1,749,103
	14,999,210	17,009,432
Total Liabilities	33,922,207	36,677,691

Equity (deficiency)
Share capital (Note 12)	81,956,378	80,538,262
Reserves	15,722,772	15,239,622
Accumulated other comprehensive loss	67,103	39,657
Accumulated deficit	(100,904,460)	(97,423,507)
	(3,158,207)	(1,605,966)
Total Liabilities and Equity	$30,764,000	$35,071,725

Nature and Continuance of Operations and Going Concern - Note 1

Approved on behalf of the Board on February 12, 2026.

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Operations and Comprehensive Income (Loss)
For the Three and Nine Months Ended December 31, 2025
(Expressed in US Dollars)
(Unaudited)
	For the three months ended		For the nine months ended
	December 31,	December 31,	December 31,	December 31,
	2025	2024	2025	2024

Revenue (Note 15)	$8,495,323	$7,218,897	$12,534,610	$15,563,145
Cost of Sales (Note 6)	1,176,572	6,164,860	4,580,459	13,827,609
Gross Profit	7,318,751	1,054,037	7,954,151	1,735,536

Sales, general and administrative costs
Salaries and administration (Note 17)	1,075,364	2,920,418	4,090,109	7,257,738
Depreciation (Notes 7 and 8)	339,219	399,440	1,101,465	1,285,176
Product development costs	151,381	380,293	538,436	1,009,402
Office expense	88,346	264,012	320,787	921,706
Insurance	302,682	397,936	1,095,218	1,247,446
Professional fees	344,587	253,269	1,803,243	922,044
Sales and marketing	10,770	129,721	73,971	919,983
Share-based payments (Notes 13 and 17)	50,875	135,677	320,720	833,575
Transportation costs	50,299	57,802	153,915	154,419
Travel, accommodation, meals and entertainment	17,082	55,680	48,170	272,799
Allowance for credit losses (Note 4)	(37,004)	240,396	(4,476)	122,018
Total sales, general and administrative costs	2,393,601	5,234,644	9,541,558	14,946,306

Income (loss) from operations before undernoted	4,925,150	(4,180,607)	(1,587,407)	(13,210,770)

Interest and accretion	(710,483)	(562,360)	(1,894,741)	(1,657,585)
Foreign exchange (loss) / gain	(982)	3,945	(36,416)	38,821
(Loss) on sale of equipment	-	-	(24,961)	-

Income (loss) for the period	4,213,685	(4,739,022)	(3,543,525)	(14,829,534)

Other comprehensive income / (loss)
Cumulative translation reserve	(40,057)	71,015	27,446	125,659

Total comprehensive income (loss) for the period	$4,173,628	$(4,668,007)	$(3,516,079)	$(14,703,875)

Income (loss) per common share, basic and diluted	$1.32	$(1.66)	$(1.16)	$(5.50)
Weighted average number of common shares outstanding, basic and diluted	3,192,199	2,851,290	3,064,091	2,695,480

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Statements of Changes in Equity / (Deficit)
For the Nine Months ended December 31, 2025, and 2024

	Share Capital
			Series A Convertible Preferred Shares			Accumulated other
(Expressed in US Dollars)	Common Shares					comprehensive	Accumulated
(Unaudited)	Number	Amount	Number	Amount	Reserves	income (loss)	Deficit	Total

Balance, March 31, 2024	2,499,116	$76,393,993			$14,305,642	$(111,896)	$(79,020,920)	$11,566,819

Shares issued in unit transaction	450,000	4,967,645			-	-	-	4,967,645
Share issuance costs	-	(823,376)			-	-	-	(823,376)
Warrants issued in unit transaction	-	-			358,205	-	-	358,205
Warrant issuance costs	-	-			(60,832)	-	-	(60,832)
Fair value of stock options forfeited	-	-			(253,087)	-	253,087	-
Share based payments					833,575	-	-	833,575
Cumulative translation reserve	-	-			-	125,659	`	125,659
Net loss for the period	-	-			-	-	(14,829,534)	(14,829,534)

Balance, December 31, 2024	2,949,116	$80,538,262	-	$-	$15,183,503	$13,763	$(93,597,367)	$2,138,161

Balance, March 31, 2025	2,949,116	$80,538,262	-	$-	$15,239,622	$39,657	$(97,423,507)	$(1,605,966)

Shares issued for cash	128,345	580,095	1,179	1,120,050	-	-	-	1,700,145
Share issuance costs	-	(113,388)	-	(168,641)	-	-	-	(282,029)
Preferred Shares converted to common shares	289,744	306,185	(330)	(306,185)	-	-	-	-
Warrants issued	-	-	-	-	225,002	-	-	225,002
Fair value of stock options forfeited	-	-	-	-	(62,572)	-	62,572	-
Share based payments	-	-	-	-	320,720	-	-	320,720
Cumulative translation reserve	-	-	-	-	-	27,446	-	27,446
Net loss for the period	-	-	-	-	-	-	(3,543,525)	(3,543,525)
Net fractional shares as a result of share consolidation	22	-	-	-	-	-	-	-

Balance, December 31, 2025	3,367,227	$81,311,154	849	$645,224	$15,722,772	$67,103	$(100,904,460)	$(3,158,207)

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Cash Flows
For the Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited)
	December 31,	December 31,
	2025	2024

Cash flows from (used in) operating activities
Loss for the period	(3,543,525)	(14,829,534)
Items not affecting cash
Allowance (recovery) for credit losses	(4,476)	122,018
Depreciation	1,101,505	1,285,176
Share-based payments	320,720	833,575
Change from lease adjustment	51,802	-
Loss on disposition of equipment	24,961	-
Accretion & accrued interest	1,369,446	423,509
Write down of inventory	300,000	-
Foreign exchange loss (gain)	35,852	(38,821)
Cash flow used in operating activities before changes in assets and liabilities	(343,715)	(12,204,077)

Changes in working capital items:
Accounts receivable	474,395	919,355
Inventory	1,655,623	5,015,725
Prepaids and deposits	1,013,264	(262,999)
Finance lease receivables	33,253	38,588
Accounts payable and accrued liabilities	(131,740)	14,798
Repayment of other liabilities	(6,425)	(6,425)
Contingent liability	(200,000)	-
Deferred revenue	(4,966,169)	751,214
Warranty liability	23,842	127,032
	(2,447,672)	(5,606,789)

Cash flows from (used in) investing activities
Purchase of property and equipment	-	(80,133)
Restricted Deposits	15,065	-
	15,065	(80,133)

Cash flows from (used in) financing activities
Proceeds from loans from related parties	1,913,457	1,080,165
Repayment of line of credit	(29,555)	(1,616,755)
Proceeds from (repayment of) term loan facility	(334,943)	1,550,528
Payments on lease liabilities	(414,947)	(482,927)
Proceeds from issuance of preferred shares	1,120,050	-
Proceeds from issuance of common shares	580,095	4,967,645
Proceeds from issuance of warrants	225,000	358,205
Equity offering costs	(282,029)	(884,208)
	2,777,128	4,972,653

Foreign exchange on cash	(12,815)	184,464

Net increase (decrease) in cash	331,706	(529,805)
Cash, beginning of period	344,244	1,150,891
Cash, end of period	$675,950	$621,086

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

1. Nature and Continuance of Operations and Going Concern

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is a manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector.

The corporate office is located at Suite 240 - 209 Carrall St., Vancouver, Canada.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with our audited financial statements for the year ended March 31, 2025.

The Company's continuing operations are dependent upon its ability to raise capital and generate cash flows. As at December 31, 2025, the Company had a cash balance of $675,950, working capital, defined as current assets less current liabilities, of $5,762,176 accumulated deficit of $(100,904,460) and a shareholders' deficiency of ($3,158,207). These consolidated condensed interim financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory, collecting accounts receivable, utilizing the Company's operating line of credit and revolving term loan facility and by seeking potential new sources of financing.

These consolidated condensed interim financial statements were approved by the Company's Audit Committee, as delegated by the Board of Directors, on February 12, 2025.

2.      Material Accounting Policies

Basis of presentation

GreenPower has applied the same accounting policies and methods of computation in its Consolidated Condensed Interim Financial Statements as in the annual audited financial statements for the year ended March 31, 2025, except for the following which either did not apply to the prior year or are amendments which apply for the current fiscal year.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Material Accounting Policies (continued)

Adoption of accounting standards

Certain new accounting standards have been published by the IASB that are effective for annual reporting periods beginning on or after January 1, 2025 as follows:

  IAS 21 - the effect of changes in Foreign Exchange rates (effective January 1, 2025)

Amendments to this standard did not cause a change to the Company's financial statements.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB that are mandatory for the annual period beginning April 1, 2026. The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated condensed interim financial statements.

Loans with attached bonus warrants or bonus shares

Accounting policy

The Company has issued loans that included either (i) bonus warrants or (ii) bonus shares to the lender. The loan component is a financial liability initially recognized at fair value within the scope of IFRS 9 Financial Instruments with the remaining consideration applied to the residual equity components.

Loans with attached bonus warrants

Attached warrants are evaluated separately under IAS 32 Financial Instruments: Presentation to determine whether they meet the definition of an equity instrument or a financial liability. Where the warrants meet the definition of an equity instrument (i.e., they will be settled by the exchange of a fixed number of the Company's own equity instruments for a fixed amount of cash), the proceeds from the financing are allocated first to the host debt with the residual being applied to the equity component.

The amount allocated to the warrants is recorded in equity under "warrants reserve".

Loans with attached bonus shares

The bonus shares are evaluated separately under IAS 32 Financial Instruments: Presentation to determine whether they meet the definition of an equity instrument or financial liability. Where the bonus shares meet the definition of an equity instrument (i.e., they will be settled by the exchange of a fixed number of the Company's own equity instruments for a fixed amount of cash), the proceeds from the financing are allocated first to the host debt with the residual being applied to the equity component. The amount allocated to the bonus shares is recorded in equity under "share capital" or "share-based payments reserve" (as applicable).

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

2. Material Accounting Policies (continued)

Subsequent measurement

The loan liability is subsequently measured at amortized cost using the effective interest method, with interest expense recognized in profit or loss over the term of the loan. Warrants classified as equity remain in equity until exercised or expire unexercised. Bonus shares are not subsequently remeasured.

Significant judgements and estimates

Management exercises judgement, and there is estimate uncertainty, in the following areas related to the loans with attached bonus warrants or bonus shares:

  Determining the fair value of the host debt;
  Selecting the appropriate valuation model and key assumptions for inputs to the Black-Scholes model used to value the warrants;
  Determining whether the warrants meet the "fixed-for-fixed" criterion in IAS 32 to be classified as equity;
  Determining the appropriate classification for the fair value of bonus shares in equity.

3. Cash

As at December 31, 2025 the Company has a cash balance of $675,950 (March 31, 2025 - $344,244) which is on deposit at major financial institutions in North America. The Company has no cash equivalents as at December 31, 2025 or at March 31, 2025.

4. Accounts Receivable

The Company has evaluated the carrying value of accounts receivable as at December 31, 2025 in accordance with IFRS 9 and has determined that an allowance against accounts receivable of $346,445 (March 31, 2025 - $563,152) is warranted. Of the total accounts receivable, $348,472 (March 31, 2025 - $575,592) is past due over 120 days. Of the past due amounts, the Company has recorded a provision of $346,445 (March 31, 2025 - $559,312).

5. Finance Lease Receivable

Greenpower's wholly owned subsidiaries San Joaquin Valley Equipment Leasing Inc. (SJVEL) and 0939181 BC Ltd. lease vehicles to several customers, and as at December 31, 2025, the Company had a total of 3 (March 31, 2025 - 3) vehicles on lease that were determined to be finance leases and the Company had a total of nil (March 31, 2025 - 3) vehicles on lease that were determined to be operating leases. 2 vehicles leased from SJVEL that were previously under operating leases were returned during the quarter ended December 31, 2025.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

5. Finance Lease Receivables (continued)

As at December 31, 2025, the remaining payments to be received on Finance Lease Receivables are as follows:

31-Dec-25
Year 1	$62,679
Year 2	37,200
Year 3	37,202
Year 4	-
Year 5	-
less: amount representing interest income	(33,406)
Finance Lease Receivable	$103,675
Current Portion of Finance Lease Receivable	$62,679
Long Term Portion of Finance Lease Receivable	$40,996

6. Inventory

The following is a listing of inventory as at December 31, 2025 and March 31, 2025:

	December 31, 2025	March 31, 2025

Parts	$4,220,323	$4,208,596
Work in Process	10,326,675	11,282,556
Finished Goods	9,099,267	10,110,736

Total	$23,646,265	$25,601,888

The Company's finished goods inventory is primarily comprised of EV Stars, EV Star Cab and Chassis, BEAST Type D school buses, and Nano BEAST Type A school buses. During the nine months ended December 31, 2025, management wrote down the value of inventory by $300,000 (December 31, 2024 - $nil), and this amount was included in Cost of Sales. During the three months ended December 31, 2025 $932,099 of inventory was included in cost of sales (December 31, 2024 - $6,003,836). During the nine months ended December 31, 2025 $4,084,535 of inventory was included in cost of sales (December 31, 2024 - $13,257,184).

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

7. Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets and Lease Liabilities in its consolidated statement of financial position for lease agreements that the Company has entered into that expire in more than one year at the inception of the leases. The right of use assets have a carrying value at December 31, 2025 of $4,777,710 (March 31, 2025 - $5,479,555). Rental payments on the Right of Use Assets are discounted using an 8.0% rate of interest and capitalized on the Consolidated Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and include the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease. For the three months ended December 31, 2025 the Company incurred interest expense of $143,290 (2024 - $113,367) on the Lease Liabilities, recognized depreciation expense of $208,375 (2024 - $172,522) on the Right of Use Assets and made total rental payments of $343,412 (2024 - $244,059). For the nine months ended December 31, 2025 the Company incurred interest expense of $441,022 (2024 - $283,842) on the Lease Liabilities, recognized depreciation expense of $666,295 (2024 - $557,169) on the Right of Use Assets and made total rental payments of $903,230 (2024 - $766,769).

The Company's lease liabilities and right of use assets include a leased facility in South Charleston, West Virginia for which the Company has earned a credit on the lease liability of $578,500. GreenPower has suspended monthly lease payments to account for the $578,500 credit, however, on May 22, 2025 GreenPower received a default notice from the lessor. The lessor's interpretation of the lease is that the $578,500 reduction in lease payments is applied at the end of the lease, and GreenPower is in negotiations with the lessor in regards to this interpretation. If this matter remains unresolved, the lessor may exercise its rights under the agreement to either: (i) require the Company to pay amounts outstanding plus prepay two years of regular monthly lease payments; (ii) require the Company to pay amounts outstanding within 30 days of notice; (iii) terminate the lease and require the Company to vacate the premises within 90 days. The lessor has not provided any further notice to the Company since the May 22, 2025 notice.

The following table summarizes changes in Right of Use Assets between March 31, 2025 and December 31, 2025:

Right of Use Assets, March 31, 2025	$5,479,555
Depreciation	(666,295)
Change from lease adjustment	(35,550)

Right of Use Assets, December 31, 2025	$4,777,710

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

7. Right of Use Assets and Lease Liabilities (continued)

The following table summarizes changes in Right of Use Assets between March 31, 2024 and March 31, 2025:

Right of Use Assets, March 31, 2024	$4,124,563
Depreciation	(730,803)
Additions to RoU Assets	2,506,822
Removal of RoU Assets	(25,000)
Change from lease modification	(167,015)
Change from lease adjustment	(229,012)

Right of Use Assets, March 31, 2025	$5,479,555

The following table shows the remaining undiscounted payments on lease liabilities, interest on lease liabilities and the carrying value of lease liabilities as at December 31, 2025.

31-Dec-25
1 year	$1,314,374
thereafter	6,445,983
less amount representing interest expense	(2,035,150)
Lease liability	$5,725,207
Current Portion of Lease Liabilities	$788,741
Long Term Portion of Lease Liabilities	$4,936,466

8. Property and Equipment

The following is a summary of changes in Property and Equipment for the nine months ended December 31, 2025:

Property and Equipment, March 31, 2025	$1,310,581
plus: purchases	-
less: disposals	(24,961)
less: depreciation	(435,171)
plus: foreign exchange translation	4,411
Property and Equipment, December 31, 2025	$854,860

The following is a summary of changes in Property and Equipment for the twelve months ended March 31, 2025:

Property and Equipment, March 31, 2024	$2,763,525
plus: purchases	83,172
less: transfers to inventory	(593,320)
less: depreciation	(931,309)
less: foreign exchange translation	(11,487)
Property and Equipment, March 31, 2025	$1,310,581

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

9. Restricted deposit

The Company has pledged a $400,000 term deposit as security for an irrevocable standby letter of credit issued by the Bank of Montreal to an insurance company that is providing the Company with a surety bond to support the Company's importation of goods to the United States. The term deposit has a term of one year, a maturity date of June 22, 2026 and earns interest at a fixed rate of 2.5%. On April 24, 2025, the standby letter of credit was amended to increase the standby letter of credit by $50,000, from $400,000 to $450,000. The lender on the Company's line of credit has reserved $50,000 from the line of credit as collateral for the amended standby letter of credit (Note 10). On January 8, 2026 the Company received credit approval from Canadian Imperial Bank of Commerce (CIBC) to enter into a letter of credit of $450,000 with GreenPower to replace the existing letter of credit with the Bank of Montreal. Once the new letter of credit is in place with CIBC, GreenPower intends to cancel the letter of credit with Bank of Montreal and request the release of the restricted deposit.

10. Line of credit

The Company's primary bank account denominated in US dollars is linked to its Line of Credit such that funds deposited to the bank account reduce the outstanding balance on the Line of Credit. The Line of Credit is not part of cash and cash equivalents. As at December 31, 2025 the Company's Line of Credit had a credit limit of up to $6,000,000 (March 31, 2025 - $6,000,000). The Line of Credit bears interest at the bank's US Base Rate (December 31, 2025 - 8.0%, March 31, 2025 - 8.0%) plus a margin of 5.25% (March 31, 2025 - 2.25%).

The Line of Credit Is secured by a general floating charge on the Company's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have provided personal guarantees for a total of $5,020,000 (Note 17). In addition, the availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable. As of December 31, 2025 the Company had a drawn balance of $5,954,017 (March 31, 2025 - $5,983,572) on the Line of Credit. One of the financial covenants on the Line of Credit requires the Company to maintain a current ratio, defined as current assets over current liabilities, of 1.2:1, for which the Company is in compliance as at December 31, 2025 and March 31, 2025. An additional financial covenant was introduced in September 2025, the minimum fixed charge coverage ratio (FCCR) of 1.25:1, commencing December 31, 2025. The FCCR is tested on a trailing twelve-month basis with the ratio calculated as (a) unadjusted EBITDA plus capital injections from the Personal Guarantors, minus the aggregate of (i) cash taxes, (ii) Unfunded Capital Expenditures and (iii) Distributions; divided by (b) debt service (defined as cash interest paid and scheduled principal payments on total debt over the last 12-month period). The Company was not in compliance with the FCCR as at December 31, 2025. The line of credit with Bank of Montreal was repaid and closed on January 12, 2026, as described further below.

On January 8, 2026, the Company signed a credit agreement letter with CIBC pursuant to which CIBC agreed to enter into the following credit facilities with GreenPower Motor Company Inc., subject to customary closing conditions and conditions precedent:

  A revolving demand line of credit facility for up to $3 million, bearing interest at CIBC's US Base Rate plus 1.35%;

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

10. Line of credit (continued)

  A non-revolving demand instalment loan of $2 million, bearing interest at CIBC's US Base Rate plus 1.35%. The loan has a term of 36 months, with monthly payments of interest only for the first 12 months, and repayment terms for the loan principal to be determined after the interest only period;
  A standby letter of credit facility of up to $450,000 subject to security requirements;
  A standby letter of credit facility of up to $2,500,000 which is required to be secured by an Account Performance Security Guarantee (APSG) from EDC;
  A credit card facility of up to CDN $100,000.

On January 8, 2026 the Company closed two term loans of $2.5 million each, for $5 million in total, from two family offices that are Related Parties (Note 17). The proceeds from the $5 million loans were used to repay the line of credit with Bank of Montreal. As a bonus for entering into the loan, one of the family offices received 3,205,128 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $0.78 per share. The second family office received, as a bonus for entering into the loan, 641,025 common shares of the Company.

The CIBC line of credit and CIBC instalment loan closing occurred on January 12, 2026. As a condition to this closing GreenPower repaid the Bank of Montreal line of credit with proceeds from the $5m term loans from two family offices and the remainder from a portion of the CIBC instalment loan. Two directors of the Company provided joint and several guarantees of up to $5 million in support of the CIBC credit facilities (the "Guarantees"). As a bonus for providing the Guarantees one of the directors received 2,016,129 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $1.24 per share. The second director received, as a bonus for providing the Guarantees, 403,225 common shares of the Company (Note 17).

11. Term loan facility

During February 2024, the Company entered into a $5,000,000 revolving loan facility (the "Loan") with Export Development Canada ("EDC"). The Loan is used to finance working capital investments to deliver all-electric vehicles to customers under purchase orders approved by EDC. The Loan allows advances over a 24-month period, has a term of 36 months, and bears interest at a floating rate of US Prime + 5% per annum. The Company has granted EDC a first and second ranking security interest over property of the Company and certain subsidiaries, and the Company and certain subsidiaries have provided Guarantees to EDC. The Company and Countryman Investments Limited, a company that is beneficially owned by a director of the Company, and Koko Financial Services, FWP Holdings LLC, 0851433 B.C. Ltd., and FWP Acquisition Corp. companies that are beneficially owned and controlled by the CEO and Chairman of the Company, (collectively the "Subordinated Lenders"),  entered into a postponement and subordination agreement with the term loan facility lender under which the parties agreed that the loans from the Subordinated Lenders would be subordinate to the lender's security interests and that no payment will be made on the loans from the Subordinated Lenders before the full repayment of the term loan facility (Note 17).

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

11. Term loan facility (continued)

The term loan facility has two financial covenants. The first covenant is reported quarterly, and is to maintain a current ratio, defined as current assets over current liabilities, of greater than 1.2 to 1.0. The Company is in compliance with this covenant as at December 31, 2025. The second covenant commences at the 2026 fiscal year end, will be reported quarterly, and is to maintain a debt service coverage ratio of 1.20 to 1.0. The debt service coverage ratio is defined as EBITDA for the trailing four quarters, divided by the sum of debt payments, capital lease payments, and interest expense, each for the trailing four quarters. The Company anticipates that it will not be in compliance with the minimum debt service coverage ratio at the 2026 fiscal year end as the Company has not generated positive EBITDA in the trailing four quarters ended December 31, 2025. As at December 31, 2025 the balance outstanding on the term loan facility, including fees and accrued interest, was $3,591,507 (March 31, 2025 -$3,591,354). Subsequent to the reporting period, the Company entered into a letter of credit facility of up to $2.5 million with CIBC, backed by an Account Performance Security Guarantee from EDC (Note 21).

12. Share capital

Authorized

The authorized capital of GreenPower Motor Company Inc. consists of an unlimited number of voting common shares; an unlimited number of Series A convertible preferred shares, which are non-voting and are convertible into common shares of the Company. Subsequent to the end of the quarter the Company created a new class of Series B convertible preferred shares, which are non-voting, are convertible into common shares of the Company, and there are an unlimited number of authorized Series B convertible preferred shares.

At the Market Offering

On March 7, 2025 the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company on the NASDAQ stock exchange for aggregate gross proceeds of up to US$850,000 (the "2025 ATM"). The Company did not sell any shares under the 2025 ATM during the year ended March 31, 2025. During the nine months ended December 31, 2025, the Company sold a total of 98,803 common shares under the 2025 ATM for gross proceeds of $455,095. The ATM program with Roth Capital Partners, LLC was cancelled on November 13, 2025.

Series A Convertible Preferred Shares

On November 14, 2025 the Company filed a prospectus supplement to its short form base shelf prospectus under which it offered 754 Series A convertible preferred shares for gross proceeds of $716,300. Concurrent with this public offering, the Company completed a private placement of 425 Series A convertible preferred shares for gross proceeds of $403,750. Net proceeds from the public offering preferred shares and the private placement preferred shares, after taking into account commissions and other direct costs of the offering, was $951,409. The preferred shares have a stated value of $1,000 per share and are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.975 or b) 95% of the lowest daily VWAP from the previous 5 trading days.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

12. Share capital (continued)

Issued Common Shares

During the nine months ended December 31, 2025, the Company issued a total of 418,069 common shares comprised of 98,803 shares through the 2025 ATM for gross proceeds of $455,095, and issued 29,542 common shares as bonus shares associated with $1.75 million in loans issued during the period (Note 17). In addition, the Company issued 289,744 common shares pursuant to the conversion of 330 Series A convertible preferred shares.

During the year ended March 31, 2025, the Company issued a total of 450,000 common shares, including:

  During May 2024, 150,000 common shares in an underwritten Unit offering (the "Unit Offering") comprised of 150,000 common shares and warrants to purchase 157,500 common shares for gross proceeds of $2,372,750 before deducting underwriting discounts and offering expenses;
  During October 2024, 300,000 common shares in an underwritten offering of common shares (the "Share Offering") for gross proceeds of $3,000,000 before deducting underwriting discounts and offering expenses.

On September 8, 2025 the Company completed a consolidation of its common shares on the basis of ten pre-consolidation shares for one post-consolidation common share. All references to share and per share amounts in these consolidated financial statements have been retroactively restated to give effect to this share consolidation unless otherwise stated.

Subsequent to the end of the quarter:

  on January 8, 2026 the Company issued 641,025 common shares as a bonus to a related party lender for providing a loan of $2.5 million to the Company (Note 21);
  Between January 6 and January 9, 2026 a total of 617,814 common shares were issued pursuant to the conversion of 424 Series A convertible preferred shares (Note 21);
  on January 12, 2026 the Company issued 403,225 common shares as a bonus to a related party lender for providing a joint and several guarantee to support the Company's credit facilities with CIBC (Note 21).

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

13. Stock Options

The Company has two incentive stock option plans whereby it grants options to directors, officers, employees, and consultants of the Company, the 2023 Equity Incentive Plan (the "2023 Plan") which was adopted in order to grant awards to people in the United States, and the 2022 Equity Incentive Plan (the "2022 Plan").

2023 Plan

Effective February 21, 2023 GreenPower adopted the 2023 Plan which was approved by shareholders at our AGM on March 28, 2023 in order to grant stock options or non-stock option awards to people in the United States. Under the 2023 Plan GreenPower can issue stock options that are considered incentive stock options, which are stock options that qualify for certain favorable tax treatment under U.S. tax laws. Nonqualified stock options are stock options that are not incentive stock options. The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code. Non-stock option awards mean a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards. The aggregate number of Shares issuable under the 2023 Plan (and all of the Company's other Security-Based Compensation Arrangements) will not exceed 246,760. The Company received final approval of the 2023 plan on April 18, 2024.

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified and re-approved by shareholders at our AGM on May 23, 2025, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 294,912. No performance-based awards have been issued as at December 31, 2025 or as at March 31, 2025. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

13. Stock Options (continued)

The Company had the following incentive stock options granted under the 2023 Plan and the 2022 Plan that are issued and outstanding as at December 31, 2025:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2025	Granted	Exercised	or Expired	December 31, 2025
July 3, 2025	CDN	$49.00	643	-	-	(643)	-
November 19, 2025	US	$200.00	30,000	-	-	(30,000)	-
December 4, 2025	US	$200.00	1,500	-	-	(1,500)	-
May 18, 2026	CDN	$196.20	3,245	-	-	(70)	3,175
December 10, 2026	CDN	$164.50	42,000	-	-	(500)	41,500
February 14, 2028	CDN	$38.00	50,250	-	-	(6,750)	43,500
March 27, 2029	CDN	$27.20	49,125	-	-	(3,625)	45,500
June 28, 2029	CDN	$14.00	2,000	-	-	-	2,000
March 14, 2030	CDN	$7.80	79,500	-	-	(8,875)	70,625
Total outstanding			258,263	-	-	(51,963)	206,300
Total exercisable			168,138				190,800
Weighted Average
Exercise Price (CDN$)			$79.50	$-	$-	$176.79	$52.93
Weighted Average Remaining Life			3.2 years				2.8 years

As at December 31, 2025, there were 130,423 stock options available for issuance under the 2023 Plan and 2022 Plan, and 336,723 performance-based awards available for issuance under the 2023 Plan and the 2022 Plan.

During the nine months ended December 31, 2025:

  51,963 stock options exercisable at a weighted average share price of CDN$176.79 were forfeited.
  The Company incurred share-based compensation expense with a measured fair value of $320,720 (December 31, 2024 - $833,575). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Profit and Loss.
  Subsequent to the end of the quarter, between January 1, 2026 and February 13, 2026, 1,125 stock options were forfeited with a weighted average exercise price of $15.47 (Note 21).

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

14. Warrants

The Company had the following warrants outstanding as at December 31, 2025:

		Exercise	Balance			Forfeited	Balance
Issue date	Expiry date	price (US$)	31-Mar-25	Issued	Exercised	or expired	31-Dec-25

May 9, 2024	May 9, 2027	18.20	157,500	-	-	-	157,500
Oct 30, 2024	Oct 30, 2027	12.50	15,000	-	-	-	15,000
May 14, 2025	May 14, 2027	4.60	-	108,696	-	-	108,696
May 28, 2025	May 28, 2027	4.40	-	56,819	-	-	56,819
June 6, 2025	June 6, 2027	4.40	-	34,091	-	-	34,091
June 27, 2025	June 27, 2027	3.80	-	26,316	-	-	26,316
July 4, 2025	July 4, 2027	4.10	-	30,488	-	-	30,488

Total			172,500	256,410	-	-	428,910

Subsequent to the end of the quarter:

  on January 8, 2026 the Company granted 3,205,128 share purchase warrants to a related party which entitle the holder to purchase one common share of the Company at an exercise price of $0.78 per share as a bonus to a related party lender for providing a loan of $2.5 million to the Company (Note 21);
  on January 12, 2026 the Company granted 2,016,129 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $1.24 per share as a bonus to a related party lender for providing a joint and several guarantee to support the Company's credit facilities with CIBC (Note 21).

15. Deferred Revenue

The Company recorded deferred revenue of $5,172,187 for deposits received from customers for the sale of all-electric vehicles and parts which were not delivered as at December 31, 2025 (March 31, 2025 - $10,138,356).

On November 14, 2025, the Company entered into a settlement agreement and general release (the "Settlement Agreement") with a customer, Workhorse Group, Inc. ("Workhorse"). Under the terms of the Settlement Agreement, among other things, Workhorse agreed that GreenPower shall retain all deposits and other funds previously paid by Workhorse to GreenPower and waives any right to refund or repayment of these funds, and in accordance with IFRS 15,GreenPower recognized in revenue a total of $6,858,820 that was previously recorded as deferred revenue for deposits received from Workhorse.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

15. Deferred Revenue (continued)

	Nine months ended,	Twelve months ended,
	December 31, 2025	March 31, 2025
Deferred Revenue, beginning of period	10,138,356	9,942,385
Additions to deferred revenue during the period	4,952,613	1,077,193
Deposits returned	(101,351)	(22,534)
Revenue recognized from deferred revenue during the period	(9,817,431)	(858,688)
Deferred Revenue, end of period	$5,172,187	$10,138,356

Current portion	$5,172,187	$3,279,536
Long term portion	-	6,858,820
	$5,172,187	$10,138,356

16. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, finance lease receivables, restricted deposit, line of credit, loans payable to related parties, term loan, accounts payable and accrued liabilities, other liabilities and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3: Inputs that are not based on observable market data

The fair value of the Company's financial instruments approximates their carrying value, unless otherwise noted.

The Company has exposure to the following financial instrument-related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, finance lease receivable and restricted deposit. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position.

The Company's cash is comprised of cash bank balances. The Company's restricted deposit is an interest-bearing term deposit. Both cash and the restricted deposit are held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal credit risk on these assets. The Company assesses the credit risk of its accounts receivable and finance lease receivables at each reporting period end and on an annual basis. As at December 31, 2025, the Company recorded an allowance for doubtful accounts of $346,445 against its accounts receivable (March 31, 2025 - $563,152).

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

16. Financial Instruments (continued)

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's operating line of credit and on the Company's term loan facility. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations.  The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern (Note 1). The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit (Note 10) and its term loan facility (Note 11). The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At December 31, 2025, the Company was exposed to currency risk through the following financial assets and liabilities in Canadian Dollars:

CAD
Cash	$10,939
Accounts Receivable	$-
Prepaids and deposits	$10,988
Finance Lease Receivable	$32,000
Accounts Payable and Accrued Liabilities	$(1,042,103)
Related Party Loan	$(5,867,146)

The CDN/USD exchange rate as at December 31, 2025 was $0.7296 (March 31, 2025 - $0.6956). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $500,164 to net income/(loss).

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

17. Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Three Months Ended
	31-Dec-25	31-Dec-24

Salaries and Benefits (1)	$141,975	$137,571
Consulting fees (2)	118,750	141,250
Non-cash Options Vested (3)	29,849	79,283
Total	$290,574	$358,104

	For the Nine Months Ended
	31-Dec-25	31-Dec-24

Salaries and Benefits (1)	$419,230	$415,219
Consulting fees (2)	363,750	423,750
Non-cash Options Vested (3)	196,794	576,751
Total	$979,774	$1,415,720

1) Salaries and benefits incurred with directors and officers are included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, as well as Director's Fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Accounts payable and accrued liabilities at December 31, 2025 includes $224,656 (March 31, 2025 - $263,538) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2025, the Company received loans totaling CAD $475,000 from FWP Holdings LLC ("FWP Holdings"), USD$250,000 from Koko Financial Services Inc. ("Koko"), and CAD$675,000 from 0851433 BC Ltd. FWP Holdings, Koko, and 08551433 BC Ltd. are all beneficially owned by the CEO and Chairman of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. Loans from FWP Holdings with a principal balance of CAD $3,670,000 matured on March 31, 2023 however the principal balance remains outstanding as at December 31, 2025. The Company has agreed to grant FWP Holdings a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders. The Company and Countryman Investments Limited, a company that is beneficially owned by a director of the Company, and Koko Financial Services, FWP Holdings LLC, 0851433 B.C. Ltd., and FWP Acquisition Corp. companies that are beneficially owned and controlled by the CEO and Chairman of the Company, (collectively the "Subordinated Lenders"),  entered into a postponement and subordination agreement with the term loan facility lender under which the parties agreed that the loans from the Subordinated Lenders would be subordinate to the lender's security interests and that no payment will be made on the loans from the Subordinated Lenders before the full repayment of the term loan facility (Note 11). As a result, loans from related parties that are covered under the postponement and subordination agreement are considered non-current liabilities.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

17.        Related Party Transactions (continued)

On May 13, 2025, the Company announced a term loan offering of up to $2,000,000 from several related party lenders. The loan will be advanced in tranches, have a term of 2-years, will bear interest at 12% per annum and as an inducement for entering into the loan the lenders will receive either loan bonus warrants or loan bonus shares. Proceeds from the loan have been allocated to the fair value of loans from related parties, to reserves for the loan bonus warrants issued, and to share capital for loan bonus shares issued. The Company has entered into five tranches of the loan for gross proceeds of $1.75 million as at December 31, 2025.

As an incentive to enter into the loans, the lenders were granted either bonus shares or bonus warrants. A total of 29,542 bonus shares were issued (Note 12) and 256,410 bonus warrants (Note 14) were issued to the related party lenders. At inception, the fair value of the loans issued during the nine months ended December 31, 2025 was recorded at $1.4 million, which resulted in an effective interest rate of approximately 24% over the term of the loans. The loans will be accreted using the effective interest rate method to $1.75 million plus accrued interest at the maturity date of the loans, and as at December 31, 2025 the carrying value of the loans was $1,588,914. At inception, the bonus shares and bonus warrants issued were recorded based on the residual value after determining the fair value of the host debt and valued at $125,000 and $225,002 respectively.

During the quarter ended December 31, 2025 the Company received loan advances of $350,000 each from FWP Acquisition Corp., a company that is beneficially owned CEO and Chairman of the Company, and Countryman Investments Limited, a company that is beneficially by a Directory of the Company. These advances made up part of the $2,500,000 received from each related party, for which the funds were used to settle the $6 million BMO Line of Credit.

During the quarter ended March 31, 2025 the Company received advances of $150,000 from Koko and CAD$50,000 from FWP Acquisition Corp. that were unsecured and non-interest bearing and were repaid during the quarter ended June 30, 2025. In addition, the Company received a further advance of $100,000 from President of the Company, that is unsecured and non-interest bearing. These amounts are included in loans payable to related parties on the Company's Consolidated Statements of Financial Position.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

17.        Related Party Transactions (continued)

A director of the Company, and the Company's CEO and Chairman, have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's operating line of credit with Bank of Montreal (Note 10).

On January 8, 2026 the Company closed two term loans of $2.5 million each, for $5 million in total, from two family offices which are related parties. The proceeds from the $5 million loans were used to repay the line of credit with Bank of Montreal (Note 10). As a bonus for entering into the loan, one of the family offices received 3,205,128 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $0.78 per share. The second family office received, as a bonus for entering into the loan, 641,025 common shares of the Company.

The CIBC line of credit and CIBC instalment loan closing occurred on January 12, 2026. As a condition to this closing GreenPower repaid the Bank of Montreal line of credit with proceeds from the $5m term loans from two family offices and the remainder from a portion of the CIBC instalment loan. Two directors of the Company provided joint and several guarantees of up to $5 million in support of the CIBC credit facilities (the "Guarantees"). As a bonus for providing the Guarantees one of the directors received 2,016,129 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $1.24 per share. The second director received, as a bonus for providing the Guarantees, 403,225 common shares of the Company.

On January 22, 2026 the Company converted $7 million of principal and accrued interest of loans with certain related parties of the Company into convertible debentures. The convertible debentures have a maturity date of January 22, 2029, and bear interest at 12% per annum. The principal amount of the convertible debentures are convertible at the option of the holders into common shares of the company at $0.99 per share.

The Company created a new series of non-voting Series B convertible preferred shares that are convertible into common shares of the Company and an unlimited number of Series B convertible preferred shares are authorized to be issued. On January 28, 2026 the Company announced that it had converted $2.85 million of loans with certain related parties of the Company into 3,000 Series B convertible preferred shares with a stated value of $3 million. The Series B Convertible Preferred Shares have a dividend rate of 9% per annum and each Series B Convertible Preferred Share is eligible to be converted into common shares of the Company at 105% of the stated amount of the Series B Convertible Preferred Share and are convertible at US$1.975 per Share, subject to adjustment as provided for in the rights and restrictions of the Series B Convertible Preferred Shares.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

18. Segmented information and supplemental cash flow disclosure

The Company operates in one reportable operating segment, being the manufacture and distribution of all-electric medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector.

The Company's revenues allocated by geography for the three and nine months ended December 31, 2025 and 2024 are as follows:

	For the Three Months Ended
	December 31, 2025	December 31, 2024
United States of America	$8,494,716	$7,217,959
Canada	607	938

Total	$8,495,323	$7,218,897

	For the Nine Months Ended
	December 31, 2025	December 31, 2024
United States of America	$12,047,825	$14,835,703
Canada	$486,785	$727,442

Total	$12,534,610	$15,563,145

As at December 31, 2025 and March 31, 2025, over 90% of the Company's property and equipment are located in the United States.

The Company's cash payments of interest and income taxes during the nine months ended December 31, 2025 and 2024 are as follows:

	For the Nine Months Ended
	December 31, 2025	December 31, 2024
Interest paid	$917,649	$950,274
Taxes paid	$-	$-

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

19. Warranty Liability

The Company generally provides its customers with a base warranty on its vehicles including those covering brake systems, lower-level components, fleet defect provisions and battery-related components. The majority of warranties cover periods of five years, with some variation depending on the contract. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. This assessment relies on estimates and assumptions about expenditures on future warranty claims.

Actual warranty disbursements are inherently uncertain, and differences may impact cash expenditures on these claims. It is expected that the Company will incur approximately $819,090 in warranty costs within the next twelve months, with disbursements for the remaining warranty liability incurred after this date. An accrual for expected future warranty expenditures is recognized in the period when the revenue is recognized from the associated vehicle sale and is expensed in Product Development Costs in the Company's Sales, general and administrative costs.

The following table summarizes changes in the warranty liability over the nine months ended December 31, 2025 and the year ended March 31, 2025:

	9 months ended	Year ended
	December 31, 2025	March 31, 2025

Opening balance	$2,565,429	$2,499,890
Warranty additions	336,408	714,956
Warranty disbursements	(312,828)	(649,092)
Warranty expiry	-	-
Foreign exchange translation	261	(325)
Total	$2,589,270	$2,565,429

Current portion	$819,090	$816,326
Long term portion	1,770,180	1,749,103
Total	$2,589,270	$2,565,429

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

20. Litigation and Legal Proceedings

The Company filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia in 2019, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at December 31, 2025.

In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at December 31, 2025.

During April 2023 the Company repossessed 28 EV Stars and 10 EV Star CC's after a lease termination due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary. The Company has been advised that the state of California has provided in a decision that GreenPower owes Green Commuter damages totaling $123,775 and that GreenPower may file for a motion to recover its legal fees from Green Commuter. GreenPower intends to file a motion for recovery of its legal fees from Green Commuter, and the legal fees are in excess of the damages awarded to Green Commuter. Since the Court's decision related to GreenPower's claim for recovery of its legal fees from Green Commuter is unknown, the Company continues to record a $110,000 contingent liability for this matter (March 31, 2025 $310,000).

21. Subsequent Events

On January 8, 2026, the Company signed a credit agreement letter with CIBC pursuant to which CIBC agreed to enter into the following credit facilities with GreenPower Motor Company Inc., subject to customary closing conditions and conditions precedent:

  A revolving demand line of credit facility for up to $3 million, bearing interest at CIBC's US Base Rate plus 1.35%;
  A non-revolving demand instalment loan of $2 million, bearing interest at CIBC's US Base Rate plus 1.35%. The loan has a term of 36 months, with monthly payments of interest only for the first 12 months, and repayment terms for the loan principal to be determined after the interest only period;
  A standby letter of credit facility of up to $450,000 subject to security requirements;
  A standby letter of credit facility of up to $2,500,000 which is required to be secured by an Account Performance Security Guarantee (APSG) from EDC;
  A credit card facility of up to CDN $100,000.

On January 8, 2026 the Company closed two term loans of $2.5 million each, for $5 million in total, from two family offices. The proceeds from the $5 million loans were used to repay the line of credit with Bank of Montreal. As a bonus for entering into the loan, one of the family offices received 3,205,128 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $0.78 per share. The second family office received, as a bonus for entering into the loan, 641,025 common shares of the Company.

GREENPOWER MOTOR COMPANY INC.
Notes to the Unaudited Consolidated Condensed Interim Financial Statements
for the Three and Nine Months Ended December 31, 2025 and 2024
(Expressed in US Dollars)
(Unaudited – Prepared by Management)

21. Subsequent Events (continued)

The CIBC line of credit and CIBC instalment loan closing occurred on January 12, 2026. As a condition to this closing GreenPower repaid the Bank of Montreal line of credit with proceeds from the $5m term loans from two family offices and the remainder from a portion of the CIBC instalment loan. Two directors of the Company provided joint and several guarantees of up to $5 million in support of the CIBC credit facilities (the "Guarantees"). As a bonus for providing the Guarantees one of the directors received 2,016,129 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $1.24 per share. The second family office received, as a bonus for providing the Guarantees, 403,225 common shares of the Company.

On January 22, 2026 the Company converted $7 million of principal and accrued interest of loans with certain related parties of the Company into convertible debentures. The convertible debentures have a maturity date of January 22, 2029, and bear interest at 12% per annum. The principal amount of the convertible debentures are convertible at the option of the holders into common shares of the company at $0.99 per share.

On January 28, 2026 the Company announced that it had converted $2.85 million of loans with certain related parties of the Company into 3,000 Series B convertible preferred shares with a stated value of $3 million. The Series B Convertible Preferred Shares have a dividend rate of 9% per annum and each Series B Convertible Preferred Share is eligible to be converted into common shares of the Company at 105% of the stated amount of the Series B Convertible Preferred Share and are convertible at US$1.975 per Share, subject to adjustment as provided for in the rights and restrictions of the Series B Convertible Preferred Shares.

Between January 6 and January 9, 2026 a total of 617,814 common shares were issued pursuant to the conversion of 424 Series A convertible preferred shares.

Between January 1 and February 13, 2026, 1,125 stock options were forfeited with a weighted average exercise price of $15.47.